June 27, 2016	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 10-Q for the Quarterly Period Ended March 31, 2016

Filed May 9, 2016

Form 8-K filed May 5, 2016

File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated June 16, 2016, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comments as set forth below.    For ease of reference, we have also set forth the text of each of the Staff comments prior to our response.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Note 13. Commitments and Contingencies

King Initial Public Offering (the “King IPO”) Matter, page 25

1.              We note that you have not recorded a liability in relation to this matter and you believe that the claims are without merit. To the extent there is at least a reasonable possibility that a loss may be incurred, please tell us what consideration was given to disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response: In the interest of transparency, the Company included the supplemental disclosure about the King IPO Matter as a transition because King Digital Entertainment, which the Company acquired in February 2016, had historically disclosed the matter in its public filings prior to the acquisition.  We evaluated the matter and concluded that disclosure is not required by the Company because all reasonably possible outcomes are not expected to have a material adverse impact on our financial position, results of operations, or liquidity.

Form 8-K filed May 5, 2016

Exhibit 99.1

2.              Your headline references “Record Q1 Non-GAAP Revenues and EPS, Growing 29% and 44% Respectively Year-over-Year” but does not provide an equally prominent descriptive characterization of the comparable GAAP measure. We also note several instances where you present a non-GAAP measure without presenting the comparable GAAP measure. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (“the updated C&DI’s”). Please review this guidance when preparing your next earnings release.

Response: We acknowledge the Staff’s comment and will review and reflect the guidance included in the updated C&DI’s when preparing our next earnings release.

3.              We note the measures presented in the reconciliation of GAAP Net Income to Non-GAAP Measures. The adjustments for the “Net effect from deferral of net revenues and related cost of sales” are inconsistent with Question 100.04 of the updated C&DI’s. Please review this guidance when preparing your next earnings release and periodic report.

Response: As noted in Exhibit 99.1 of the Form 8-K furnished on May 5, 2016, as a supplement to our financial measures presented in accordance with Generally Accepted Accounting Principles (“GAAP”), the Company presents certain non-GAAP measures of financial performance.

Among other things, these non-GAAP financial measures exclude the change in deferred revenues and related cost of sales with respect to certain of the company’s online-enabled games. Internally, management excludes the change in deferred revenues and related cost of sales when evaluating the company’s operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of its management team.  Management believes this is appropriate because doing so enables an analysis of performance based on the timing of actual transactions with our customers, which is consistent with the way the company is measured by investment analysts and industry data sources. In addition, excluding the change in deferred revenues and the related cost of sales provides a much more timely indication of trends in our operating results.

While we believe excluding the change in deferred revenues and related cost of sales with respect to certain of the company’s online-enabled games in our supplemental non-GAAP disclosure was appropriate and in compliance with Regulation G as well as useful to our investors, we acknowledge the Staff’s comment.  We will review and reflect the guidance included in the updated C&DI’s when preparing our next earnings release and periodic report.

4.              You appear to present your non-GAAP adjustments “net of tax” which is inconsistent with Question 102.11 of the updated C&DI’s. Please review this guidance when preparing your next earnings release.

Response: We acknowledge the Staff’s comment and will review and reflect the guidance included in the updated C&DI’s when preparing our next earnings release.

*     *     *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408, Stephen Wereb, our Chief Accounting Officer at (310) 496-5260, or Jeffrey Brown, Esq., our Secretary, at (310) 255-2030.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:                                David Edgar, Securities and Exchange Commission

Christine Dietz, Securities and Exchange Commission

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

David Johnson, PricewaterhouseCoopers LLP